UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Chelsea Therapeutics International, Ltd.
(Name of Subject Company)

Chelsea Therapeutics International, Ltd.
(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

163428105
(CUSIP Number of Class of Securities)

Joseph G. Oliveto
President and Chief Executive Officer

Chelsea Therapeutics International, Ltd.
3530 Toringdon Way, Suite 200
Charlotte, North Carolina 28277
(704) 341-1516
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Steven A. Navarro, Esq.
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York 10178
(212) 309-6000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of Chelsea Therapeutics International, Ltd. (the “Company”) by Charlie Acquisition Corp., a Delaware corporation (“Acquisition Sub”) and an indirect wholly owned subsidiary of H. Lundbeck A/S, a Danish corporation (“Parent”), pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) entered into by and among the Company, Acquisition Sub and Parent on May 7, 2014:

•	Exhibit A: Transcript of investor conference call hosted by the Company on May 8, 2014

•	Exhibit B: Questions and Answers made available by the Company on May 8, 2014

•	Exhibit C: Key stakeholder talking points made available by the Company

Additional Information

The tender offer described in this document (the “Offer”) has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Company or any other securities. On the commencement date of the Offer, Acquisition Sub will file a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read both the Tender Offer Statement and the Solicitation/Recommendation Statement regarding the Offer, as they may be amended from time to time, when they become available because they will contain important information. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the Tender Offer Statement. Copies of the Company’s filings with the SEC may also be obtained free of charge at the “Investors” section of the Company’s website at www.chelseatherapeutics.com.

Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements. Some of these forward-looking statements may contain words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or they may use future dates. Forward-looking statements in this document include without limitation statements regarding the planned completion of the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: the timing of the transaction; the percentage of the Company’s stockholders tendering their shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; stockholder litigation in connection with the transaction resulting in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and its Quarterly Report on Form 10-Q to be filed for the quarter ended March 31, 2014, as well as the tender offer documents to be filed by Acquisition Sub and the Solicitation/Recommendation Statement to be filed by the Company. The Company undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

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EXHIBIT A

May 8, 2014

Chelsea Therapeutics Investor Transcript

Operator instructions:

Ladies and gentlemen, thank you for standing by. For today’s call, all participants are in a listen-only mode and there will be no question and answer period. As a reminder, today's call is being recorded. I'd now like to turn the conference over to David Pitts. Please go ahead.

Introductory remarks: David Pitts

Thank you and good morning, everyone. On the call today is Joe Oliveto, President and CEO of Chelsea Therapeutics. Earlier this morning, Chelsea announced it has entered into a definitive merger agreement with Lundbeck pursuant to which Lundbeck has agreed to acquire Chelsea in a two-step process beginning with a tender offer. The details of this transaction can be found in the joint press release issued by Chelsea and Lundbeck this morning at approximately 8:00 AM Eastern time and the Form 8-K filed by Chelsea with the SEC, which includes copies of the transaction documents.

You should be aware that this discussion may contain forward-looking statements related to the acquisition of Chelsea that are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated. A discussion of risks, uncertainties and assumptions related to the transaction can be found in Chelsea’s filings with the SEC, including under the “Risk Factors” sections of Chelsea’s Annual Report on Form 10-K for the year ended December 31, 2013, and the quarterly report on Form 10-Q to be filed for the quarter ended March 31, 2014, as well as in the Tender Offer Statement on Schedule TO to be filed by Lundbeck and the Solicitation/Recommendation Statement on Schedule 14D-9 to be scheduled by Chelsea.

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EXHIBIT A

May 8, 2014

Finally, Lundbeck has not yet commenced the tender offer for shares of Chelsea stock to be described on this call. Upon commencement of the tender offer, Lundbeck will file with the SEC a Tender Offer Statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Chelsea will file with the SEC a Solicitation/Recommendation statement on Schedule 14D-9. Stockholders should read these documents when they become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at sec.gov or by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

With that I’ll turn the call over to Joe.

Joe Oliveto:

Thank you David. Good morning everyone and thank you for joining our call. We have announced earlier today that we’ve entered into a definitive agreement to be acquired by Lundbeck. Lundbeck is a global pharmaceutical company that specializes in brain diseases. We are excited about this transaction because we believe it realizes meaningful value for our stockholders, both in terms of immediate upfront value, as well as potential upside value through contingent value rights, or CVRs, that are based on NORTHERA sales. We view Lundbeck as truly a best-in-class pharmaceutical company with vast experience commercializing orphan products in the neurology space and making them ideally suited to turn Northera into a commercial success.

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EXHIBIT A

May 8, 2014

I’ll start by walking you through our process and key terms and benefits of the transaction.

As we have previously communicated, our Board of Directors, along with our financial and legal advisors, focused on evaluating strategic opportunities while also planning for commercialization of NORTHERA. NORTHERA, as you know, is the first and only therapy approved by the FDA that has demonstrated symptomatic benefit in adult patients with Neurogenic Orthostatic Hypotension, or NOH, caused by primary autonomic failure.

As part of our dual track strategy, we approached more than 80 potential counterparties to assess our alternatives. We reviewed our strategic options, including a standalone strategy, and we are confident that a sale of the company to Lundbeck is the optimal outcome for Chelsea – and in the best interests of our stockholders. And let me give you the reasons why:

•	First, Lundbeck’s offer is financially attractive. The upfront cash payment provides immediate and certain value to Chelsea stockholders. We believe it represents a full and fair premium over the market price of our company and favorable value compared with the value we believe NORTHERA would generate if Chelsea remained as a stand-alone company. An upfront cash payment also eliminates all downside risk to Chelsea shareholders surrounding a commercial launch, including the risks associated with financing, building a commercial infrastructure and the traditional execution risk associated with any launch. Added to this, the contingent value rights that are part of the transaction enable our stockholders to participate in the potential commercial upside of NORTHERA.

•	The second reason, Lundbeck is uniquely positioned to realize the value of NORTHERA, thereby enhancing the potential for payouts under the CVR. NORTHERA complements Lundbeck’s existing neurology franchise in the U.S., which currently includes three therapies for patients with rare disorders, and NORTHERA will be a meaningful addition to its portfolio. Lundbeck has a leading CNS sales force that covers a large segment of anticipated NORTHERA prescribers, and, we expect, will be committed to targeting these key NOH prescribers. In addition, Lundbeck has the scale and expertise to support a rapid and successful launch of NORTHERA, thereby realizing its value over the seven year exclusivity period under orphan drug designation.

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EXHIBIT A

May 8, 2014

•	And third, Lundbeck will ensure timely access to NORTHERA for patients. Leveraging its existing infrastructure, Lundbeck expects to be able to launch the drug later this year.

Let me now walk you through the key terms of the transaction. Lundbeck has agreed to acquire the company for total potential consideration of up to seven dollars and ninety-four cents ($7.94) per share, or $658 million dollars on a fully diluted basis. Lundbeck will commence a tender offer for all outstanding shares at $6.44 per share in cash, or approximately $530 million dollars on a fully diluted basis. It will finance this from existing cash reserves. In addition to the upfront cash payment, stockholders will receive a contingent value right under which Lundbeck will pay up to an additional $1.50 per CVR in cash depending on NORTHERA’s annual commercial performance in the period 2015 through 2017. Now I’ll walk you through the three CVR components and they are structurally all the same.

•	So, the first component applies to 2015. In that year, Lundbeck will pay to the CVR holders 50% of the 2015 global net sales that are in excess of $100 million, up to a maximum payout of $0.50 per CVR or equating to $42.8 million dollars;

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EXHIBIT A

May 8, 2014

•	The second component of the CVR applies to 2016 global net sales, in which case Lundbeck will pay 50% of those global net sales that are in excess of $200 million, again up to the same maximum cap of $0.50 per CVR or $42.8 million dollars; and

•	The final component is the third CVR component, which is that Lundbeck will pay 50% of 2017 global net sales that are in excess of $300 million, again, up to the same cap of $0.50 per CVR or $42.8 million dollars.

•	In each case, global net sales exclude any sales in Japan, Korea, China and Taiwan as they are not Chelsea territories.

The Lundbeck offer is highly attractive for our stockholders. The total potential consideration of $7.94 per share represents a premium of 59 percent over our closing share price yesterday and 60 percent over our trailing 20-day average share price. The upfront cash payment alone represents a premium of 29 percent over yesterday’s closing price and 30 percent over the trailing 20-day average share price.

If a majority of the company’s outstanding shares are tendered in the tender offer, Lundbeck intends to acquire any Chelsea shares that are not tendered into the tender offer through a merger for the same per-share consideration as will be paid in the tender offer. Assuming these conditions are met, and subject to customary regulatory approvals, we expect the transaction to close in the third quarter of 2014.

The full details of the tender offer will be described in a Tender Offer Statement on Schedule TO, which we expect will be filed by Lundbeck with the U.S. Securities and Exchange Commission. Chelsea will file a Solicitation/Recommendation Statement on a Schedule 14D-9 with respect to the tender offer. The Schedule 14D-9 will describe why our board of directors unanimously supports the transaction and believes that the value offered is attractive compared with the alternatives.

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EXHIBIT A

May 8, 2014

Lundbeck’s core strength is in addressing rare diseases in the CNS space. It has experience in acquiring attractive assets and successfully integrating them into its organization. It is, in fact, because of Lundbeck’s successful track-record with CNS products and rare disease products that we believe the contingent value rights associated with this transaction hold meaningful value for our stockholders. For example, in 2009 Lundbeck obtained the rights to the drug Xenazine, for the treatment for Huntington’s Chorea, an orphan disease effecting approximately 20,000 people in the US. Lundbeck has grown sales of Xenazine at an average approximately 50% year-over-year growth rate over those five-year periods. While symptomatic NOH is not as rare a condition as is Huntington’s Chorea, it does come with many similar commercial challenges, and we expect that Lundbeck’s experience with Xenazine will translate to a potentially greater commercial success for NORTHERA, especially in those first few years after launch.

Lundbeck has performed extensive diligence on NORTHERA, and it understands our market well. It is uniquely positioned to pursue a strategy that will realize the value of NORTHERA and, therefore, the potential payout on the CVR. Lundbeck anticipates targeting a broad market of physicians, including movement disorder specialists, autonomic specialists, general neurologists, high-value cardiologists, and high-value internists. These are the prescriber groups that we’ve spoken to you many times about.

In addition, Lundbeck is well positioned to offer specialty pharma distribution and high-touch patient support services, given its existing programs and infrastructure, and can more effectively navigate the reimbursement environment for NORTHERA under an orphan pricing strategy.

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EXHIBIT A

May 8, 2014

The upfront cash payment associated with the sale of the company to Lundbeck not only realizes value creation for our stockholders, it also eliminates the commercialization risks associated with a standalone strategy. There are a number of challenges that the company would face if it were to remain independent, including the need for substantial financing, the risks associated with launching a product with a seven-year exclusivity window into a genericized market, and the need to quickly build a commercial infrastructure, given that we had no visibility into the approvability of NORTHERA until the very end of the regulatory process.

Because an acquisition by Lundbeck offers not only an attractive premium and mitigation of these risks, but meaningful participation in the upside potential of NORTHERA for our stockholders, the Board has unanimously approved this transaction.

On a personal note, I have long admired Lundbeck and its success in the CNS space. Over the course of the existing process we have conducted, I have gotten to know the company and the colleagues at Lundbeck well, and I firmly believe Lundbeck is the right home for NORTHERA. I have been impressed with not only Lundbeck’s knowledge of the market and their expertise in orphan drugs, but also its passion for improving patients’ lives, a passion shared deeply by Chelsea and our employees.

We are very excited about this transaction, its implications for our stockholders and what it means for the thousands of patients who may benefit from NORTHERA. We look forward to speaking with you in greater detail about these benefits once the requisite filings are made with the SEC. These filings will provide details on the tender offer process, on the background and reasoning for the Chelsea Board’s recommendations, and valuation considerations. Once these are made public, we will be happy to address your questions and speak to you further.

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EXHIBIT A

May 8, 2014

I’ll thank you for your time today, and look forward to speaking with you in the near future.

I’d like to hand it back to the operator to close.

Operator: Ladies and gentlemen, thank you for participating in today’s conference. This concludes the program. You may now disconnect. Have a wonderful day.

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EXHIBIT B

May 8, 2014

TOP Q&A

1.	How will Chelsea Therapeutics’ stockholders benefit from this transaction?
•	This transaction provides Chelsea Therapeutics stockholders immediate and certain value up front as well as the ability to participate in the potential commercial upside of NORTHERA.
•	Chelsea Therapeutics stockholders will be entitled to an upfront payment and contingent value rights (“CVRs”) with total potential consideration of up to USD 7.94 per share, or USD 658 million (approximately DKK 3.54 billion) on a fully diluted basis. The total potential consideration represents an attractive premium of 59% over the closing price of Chelsea Therapeutics shares on 7 May 2014.
•	The consideration includes USD 6.44 per share in cash, or approximately USD 530 million (approximately DKK 2.8 billion) on a fully diluted basis, as well as CVRs that may pay up to a total of an additional USD 1.50 per CVR upon achievement of certain commercial milestones related to NORTHERA’s commercial performance in the period 2015-2017. The proposed upfront per-share-price represents a premium of approximately 30% over Chelsea Therapeutics' 20-day trading average of USD 4.97 and a premium of approximately 29% over Chelsea Therapeutics' closing price of USD 5.00 on 7 May 2014.
•	Lundbeck is uniquely positioned to realize the value of NORTHERA and has a proven track record with CNS products and rare disease products. Lundbeck has the scale and expertise to support a rapid and successful launch of NORTHERA.

2.	What are the terms of this transaction? How will Lundbeck finance the acquisition?
•	Under the terms of the agreement, Lundbeck will commence a tender offer for all outstanding shares in Chelsea Therapeutics for USD 6.44 per share in cash, or approximately USD 530 million (approximately DKK 2.8 billion) on a fully diluted basis.
•	In addition to the upfront cash payment, Chelsea Therapeutics stockholders who tender their shares in the tender offer would be entitled to CVRs that may pay up to a total of USD 1.50 per CVR upon achievement of certain commercial milestones related to NORTHERA’s commercial performance in the period 2015-2017. The details of the payment milestones are as follows:
o	Lundbeck will pay 0.5 x 2015 global net sales (excluding Japan, Korea, China and Taiwan) that are in excess of USD 100 million, up to a maximum payout of USD 0.50 per share or USD 42.8 million
o	Lundbeck will pay 0.5 x 2016 global net sales (excluding Japan, Korea, China and Taiwan) that are in excess of USD 200 million, up to a maximum payout of USD 0.50 per share or USD 42.8 million
o	Lundbeck will pay 0.5 x 2017 global net sales (excluding Japan, Korea, China and Taiwan) that are in excess of USD 300 million, up to a maximum payout of USD 0.50 per share or USD 42.8 million
•	The total potential consideration of USD 7.94 per share, or up to USD 658 million on a fully diluted basis, represents an attractive premium of 59% over the closing price of Chelsea Therapeutics shares on 7 May 2014.
•	The transaction is expected to be financed by the Lundbeck’s existing cash reserves.

3.	When will the transaction close? What are the major closing conditions?
•	The transaction is expected to close in the third quarter of 2014, subject to the tender of a majority of Chelsea Therapeutics’ outstanding shares in the tender offer, and the receipt of customary regulatory approvals, including a Hart-Scott-Rodino review in the U.S. The terms and conditions of the tender offer will be described in the tender offer documents, which will be filed with the U.S. Securities and Exchange Commission (SEC).

May 8, 2014

4.	What was the process for evaluating the transaction?
•	The Board of Directors of Chelsea Therapeutics reviewed strategic alternatives and determined that this transaction provides the best outcome for our stockholders and NORTHERA patients.
•	A review of this process, valuation considerations will be described in subsequent documents to be filed with the SEC.

5.	Was Chelsea Therapeutics shopped to other buyers? Were there other, non-acquisition offers? Why was a sale the preferred route?
•	As we previously communicated, and more prominently since the positive NORTHERA FDA advisory panel, the Board of Directors of Chelsea Therapeutics, along with our financial and legal advisors, have been pursuing a dual strategy to explore commercialization of NORTHERA on a standalone basis as well as strategic alternatives, including a sale of the company.
•	As part of this dual track strategy and working with our financial advisors, Deutsche Bank Securities Inc. and Torreya Capital, we approached more than 80 potential acquirers of our company. As a result of this process and review of other strategic options, including a standalone strategy, we are confident that this transaction provides the best outcome for the company, our stockholders and NORTHERA patients.
•	A review of this process and valuation considerations will be described in subsequent documents to be filed with the SEC.

6.	Is this the right time to sell Chelsea Therapeutics?
•	Yes, we believe now is an optimal time for Lundbeck to acquire Chelsea Therapeutics.
•	Lundbeck is uniquely positioned to realize the value of NORTHERA and has a proven track record with CNS products and rare disease products. Lundbeck has the scale and expertise to support a rapid and successful launch of NORTHERA.
•	In addition, signing this transaction now reduces the downside risk of a launch by Chelsea Therapeutics, including those risks associated with a rapid build of commercial infrastructure.

7.	Can you walk us through the tender process?
•	The Board of Directors of Chelsea Therapeutics reviewed strategic alternatives and determined that this transaction provides the best outcome for our stockholders and NORTHERA patients.
•	The Chelsea Therapeutics Board unanimously approved the transaction.
•	The terms and conditions of the tender offer will be described in the tender offer documents, which will be filed with the SEC.
•	Subsequent to this, a Solicitation/Recommendation Statement will be filed by Chelsea Therapeutics and mailed to stockholders together with other tender offer documents.
•	Stockholders will then have the option to tender their shares.
•	Subject to the tender of a majority of Chelsea Therapeutics’ outstanding shares in the tender offer, Lundbeck intends to acquire any shares of Chelsea Therapeutics not tendered into the tender offer through a merger for the same per-share consideration as will be payable in the tender offer and which will be effected as soon as possible after the closing of the tender offer.
•	The transaction is also subject to the receipt of customary regulatory approvals, including a Hart-Scott-Rodino review in the U.S.

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May 8, 2014

8.	Do you need to have a stockholder vote?
•	No. The transaction is structured as a two-step merger under Section 251(h) of the Delaware General Corporation Law (DGCL), which does not require a stockholder vote.

9.	Do stockholders have any appraisal rights with respect to the transaction?
•	Yes, stockholders who properly exercise their appraisal rights under Section 262 of the DGCL will not have the right to receive the merger consideration, and will only be entitled to receive payment of the appraised value of their shares in accordance with the provisions of Section 262.

10.	What are your plans for consolidating the two companies?
•	Lundbeck has a track record of acquiring attractive assets and successfully integrating them into its organization.
•	Similar to its other acquisitions, Lundbeck will work with the Chelsea Therapeutics’ management team to ensure a smooth transition for stakeholders of both companies. Both management teams are committed to expediting access to NORTHERA for patients.

11.	How will the acquisition impact the speed with which NORTHERA is brought to market in the US?
•	The combination of Lundbeck and Chelsea Therapeutics provides for a rapid launch of NORTHERA. Lundbeck has the scale and broad commercial infrastructure in place today to successfully launch NORTHERA.
•	NORTHERA is expected to be launched later this year after the transaction closes.

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EXHIBIT C

High-level Talking Points for Outreach to Key Stakeholders

The following script is for calls from vendors, partners, advocacy groups and other key third parties

  We are pleased to have announced that we entered into a definitive agreement to be acquired by Lundbeck, a global pharmaceutical company that specializes in brain diseases.

  You can read more about it in our press release that we sent to you.

  We believe this is the best outcome for our company and the future of NORTHERA. Lundbeck is uniquely positioned to realize the value of NORTHERA, which complements Lundbeck’s existing neurology franchise in the United States.

  In addition, Lundbeck has the scale and expertise to support a rapid and successful launch of NORTHERA.

  Lundbeck will ensure timely access to NORTHERA for patients. Leveraging its existing infrastructure, Lundbeck expects to be able to launch the drug later this year.

  We understand many of you may have questions, but we cannot answer these questions until an additional document called a Form 14D-9 has been filed with the U.S. Securities and Exchange Commission. Please know that we will be working closely with Lundbeck’s management team to ensure a smooth transition for all.

FOR VENDORS WE ARE ACTIVELY ENGAGED WITH AND WORK IS EXPECTED TO CONTINUE:

  Importantly, it will remain business as usual. As of now there will be no immediate changes in our relationship. We will continue to work with you as we always have. We value your partnership and we will keep you informed as changes occur.

FOR VENDORS WHERE WE HAVE INITIAL WORK PLANS BUT HAVE NOT SIGNED AGREEMENTS AND DO NOT EXPECT TO ENTER INTO FURTHER WORK:

  As of now, we will not enter into any new agreements until after we speak with Lundbeck management and we understand more about the transition plans.